EVALUATION
OF
CERTAIN OIL AND GAS
PROPERTIES

LOCATED IN THE
GULF OF MEXICO
and
MISSISSIPPI

PREPARED FOR
CONTANGO OIL & GAS
COMPANY

AS OF
JANUARY 1, 2014

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

WILLIAM M. COBB & ASSOCIATES, INC.
Worldwide Petroleum Consultants
12770 Coit Road, Suite 907    (972) 385-0354
Dallas, Texas    Fax: (972) 788-5165
E-Mail: office@wmcobb.com
January 23, 2014

Mr. Steve Mengle
Contango Oil & Gas Company 717 Texas Avenue, Suite 2900 Houston, TX 77002
Dear Mr. Mengle:
In accordance with your request, William M. Cobb & Associates, Inc. (Cobb & Associates) has estimated the proved reserves and future income as of January 1, 2014, attributable to the interest of Contango Oil & Gas Company and its subsidiaries (Contango) in certain oil and gas properties located in state and federal waters of the Gulf of Mexico and onshore in Mississippi. This report was completed on January 20, 2014.
Table 1 summarizes our estimate of the proved oil and gas reserves and their pre-federal income tax value undiscounted and discounted at ten percent. Values shown are determined utilizing constant oil and gas prices and well operating expenses. The discounted present worth of future income values shown in Table 1 are not intended to necessarily represent an estimate of fair market value. These estimates were prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Certification Topic 932, Extraction Activities – Oil and Gas.
TABLE 1
CONTANGO - NET RESERVES AND VALUE AS OF JANUARY 1, 2014
CONSTANT SEC OIL AND GAS PRICES
Future Net Pre-Tax Income – M$

Reserve Category	Net Gas (MMCF)	Net NGL(MBBL)	Net Oil (MBBL)	Undiscounted	Discounted at 10%
Proved
Producing	101,766	3,203	1,372	527,334	406,272
Non-Producing	46,361	1,429	669	252,935	136,917
Undeveloped	2,370	11	31	-6,470	13,335
Total Proved	150,497	4,643	2,072	773,799	556,524
Note: Columns may not add due to rounding.

Mr. Steve Mengle January 23, 2014 Page 2
Total proved reserves as of January 1, 2014 are 190,787 MMCFE. This amount is calculated using a six MCF per barrel ratio applied to condensate and NGL volumes.
Oil and NGL volumes are expressed in thousands of stock tank barrels (MBBL). A stock tank barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) as determined at 60o Fahrenheit and the legal pressure base for the specific location of the gas reserves.
It should be recognized that different levels of risk and uncertainty are associated with different reserve categories; however, the reserves and revenues presented in this report have not been adjusted for risk.
DISCUSSION Eugene Island 10
Eugene Island 10 is located in federal and state waters of the Gulf of Mexico. Water depth is approximately 13 feet. Production is primarily from a single CibOp sand, the JRM-1 sand, at a depth of approximately 15,000 feet. The field was discovered in September, 2006 by the Contango Operators Dutch 1 well. Contango has since drilled four more wells, the Dutch 2, 3, 4 and 5, on Federal acreage.
Contango’s Louisiana State leases in this field are referred to as the Mary Rose prospect. Five Mary Rose wells have been drilled to date. Four Mary Rose wells, numbers 1 through 4, produce from the main CibOp sand. The Mary Rose 5 well produces from a separate, and much smaller, CibOp reservoir.
All wells now produce to the Contango ‘H’ platform located in Eugene Island Block 11. The Dutch 1, 2, and 3 wells previously produced to the Chevron EI-24 platform but were switched to the Contango ‘H’ platform in 2013.
Proved reserves for the Eugene Island 10 main CibOp sand are based on a field-wide P/Z performance plot, supplemented by volumetric calculations of original-gas-in-place (OGIP) using all available well log data coupled with 3D seismic data. The reservoir has been effectively drilled to the lowest structural datum and no significant aquifer has been found. Performance to date indicates a depletion drive system. A full-field reservoir simulation model has been constructed and history matched to rate and pressure data from the field. Gas rate and ultimate recovery projections in this report are based on output from the simulation model. Our proven developed producing (PDP) projection is for the wells actually producing on January 1, 2014 using the current platform delivery pressure of 1,020 psi for the ‘H’ platform.
Proved developed non-producing (PDNP) reserves are included for compression, which is scheduled for the Mary Rose wells in July, 2014. Compression is expected to be initiated on the Dutch wells in October, 2015. Delivery pressures with compression will be initially lowered to 700 psi, eventually going to 200 psi. Remaining capital and start up costs for compression on the ‘H’ platform are approximately $1,500,000. Compression fuel charges are calculated based on a volume of 1,900 MCFPD. The fuel volume is allocated annually to each well based on its proportion of projected gas production to the field total. That allocated volume is then multiplied by the well’s revenue interest and the SEC gas price to determine the annual fuel charges.

Mr. Steve Mengle January 23, 2014 Page 3
Contango has scheduled the Dutch 6 well as a proved undeveloped (PUD) acceleration well in the main CibOp reservoir. This well provides significant acceleration benefits but minimal incremental reserves. The Dutch 6 well is projected to recover more than 47 gross BCF of gas, or about 18.7 BCF net to Contango. However, the well is in communication with six other wells in the main CibOp sand and most of the gas produced by this well comes from the existing producing wells. Only 364 MMCF of the 18.7 BCF net gas produced by the Dutch 6 well is incremental recovery. The main benefit of drilling this well is the rate acceleration, which results in an incremental PV10% value of 8,774 M$.
Contango’s working interest ownership is approximately 55 percent in the Dutch wells and 53 percent in the Mary Rose 1 through 3 wells. The Contango working interest in the Mary Rose 4 and 5 wells is approximately 35 and 38 percent, respectively. Based on future net income, discounted at ten percent (PV10), approximately 90.7 percent of the Contango proved reserve value is attributable to the Eugene Island 10 wells.
Two wells on the State acreage originally produced from gas reservoirs separate from the main CibOp reservoir. The Eloise 3 well produced and depleted a lower RobL sand and was recompleted to an isolated CibOp sand during the last quarter of 2011. This stray CibOp producer, now called the Mary Rose 5, began producing in January 2012. The Eloise 5 well has also produced and depleted a lower RobL sand and was recompleted to the main CibOp reservoir mid-year 2011. The Eloise 5 was renamed the Dutch 5 well and began producing from the main CibOp reservoir in July 2011.
Ship Shoal 263
Contango drilled the Ship Shoal 263 B-1 well in 2009 and completed the well for production in a gas sand at 15,850 feet. The well began producing on June 30, 2010 and has produced approximately 8.3 BCF of gas and 548 MBBL of condensate. The well is currently producing at a rate of about 440 MCF per day with 30 barrels of condensate.
Vermilion 170
Contango drilled the OCS-G-33596 #1 in March of 2011 and successfully completed the well in the Big A sand at a depth of approximately 13,800 feet. Production started in September 2011 upon installation of a production platform in 87 feet of water. Current production rates are 11.6 MMCF per day with 230 barrels of condensate. Cumulative production to date is approximately 11.1 BCF of gas and 323 MBBL of condensate. Proved producing reserves, which include benefits of recently installed compression, are based on a reservoir simulation model history matched to actual production and pressure performance.
Crosby Minerals 12-1
Contango owns a working interest in the Crosby Minerals 12-1 well drilled and operated by Goodrich Petroleum. The well is located in Wilkinson County, Mississippi, and it produces from the Tuscaloosa Marine Shale at a depth of approximately 12,000 feet. The well was drilled as a horizontal well with a lateral length of about 6,900’. The well was hydraulically fractured in 25 stages. The well is on hydraulic pump and is producing at a rate of approximately 190 BOPD with 125 MCFPD of gas. The well began producing in February, 2013, and has produced approximately 130 MBBL of oil and 87 MMCF of solution gas to date.

Mr. Steve Mengle January 23, 2014 Page 4
South Timbalier 17-1
In mid to late 2013, Contango drilled and tested a well on its South Timbalier 17 lease. The South Timbalier 17-1 was drilled to a total measured depth of 11,432 feet, and was completed in a sand from 11,174-11,200 feet. The well tested in September at an approximate rate of 12.7 MMCF per day, but requires facilities to be brought to normal production. Production startup is anticipated in May of 2014.
OIL AND GAS PRICING
Projections of proved reserves contained in this report utilize constant product prices of $3.67 per MMBTU of gas and $97.33 per barrel of oil. These are the average first-of-month prices for the prior 12-month period for Henry Hub gas and West Texas Intermediate (WTI) oil. Appropriate oil and gas pricing differentials, residue gas shrink, NGL yields, and NGL pricing as a fraction of WTI were calculated for each field. Table 2 summarizes these values.
TABLE 2
CONTANGO – PRODUCT PRICE DIFFERENTIALS
AND NGL YIELD BY FIELD
Oil/Cond    Residue Gas    Residue Gas    Residue Gas    NGL    NGL
Differential    Differential    Differential    Fraction    Yield    Fraction of
Field     ($/BBL)    Fraction     ($/MMBTU)    after NGL    (B/MM)    WTI Price

Eugene Island 10	11.631	1.0568	-0.0092	0.8846	26.859	0.390
Ship Shoal 263	10.816	1.0881	-0.2329	0.9898	15.179	0.557
Vermilion 170	10.790	1.2554	-1.2329	0.8517	33.028	0.374
Crosby Minerals 12-1	9.670	1.0000	11.4436	0.0695	0.000	0.000
South Timbalier 17-1	11.631	1.0568	-0.0092	1.0000	0.000	0.000

OPERATING COSTS
Future operating costs for each of the Contango wells are held constant at current values for the life of each well. Following is a brief description of the gross operating cost projections for each of the Contango properties:
For the 12 months of LOE data analyzed, the ‘H’ platform had an average monthly operating cost of $836,841, or $92,982 per producing well. For compression, there is a one-time expense of $187,046 scheduled in 2014 for compressor start-up and training and a yearly operating expense of $542,800 which is escalated at 3.5 percent per year, in accordance with a contract.
For wells producing to the Contango ‘H’ platform, certain transportation and processing fees are applied. Transportation and processing fees of $3.129 per net barrel of oil and $2.777 per net barrel of NGL were scheduled. A gas processing fee of $0.070 per net produced MCF was also scheduled. When compression is initiated on the ‘H’ platform, 1.9 MMCFPD of fuel gas is burned by the compressor and is charged at the prevailing gas price.

Mr. Steve Mengle January 23, 2014 Page 5
For Ship Shoal 263, a fixed operating cost of $79,024 per month was scheduled based on historical data provided by Contango. Variable costs were also scheduled as follows: $0.047 per MCF of produced gas, $3.823 per barrel of oil, and $2.604 per barrel of NGL.
For Vermilion 170, operating costs were determined using the available historical expense data provided by Contango. A fixed monthly operating cost of $139,520 was scheduled. Variable costs of $0.094 per net MCF of produced gas, $2.284 per net barrel of oil, and $1.899 per net barrel of NGL were scheduled.
For Crosby Minerals 12-1, a fixed operating cost of $32,980 per month was scheduled based on historical data provided by Contango. There were no variable costs as all costs were considered fixed; additional history may allow for some fixed costs to be moved to variable.
For the recently drilled and completed South Timbalier 17-1, a fixed operating cost of $75,000 per month was assumed based on expected similarity to Contango’s Ship Shoal property. Product transportation and processing fees were assumed to be the same as the Dutch and Mary Rose wells at Eugene Island 10. The South Timbalier 17-1 has been completed, but is awaiting installation of a production platform, which is estimated to cost $4,500,000.
RESERVE AND CASH FLOW PROJECTIONS
Projections of future oil and gas reserves and cash flow for the Contango properties are presented in Tables 3 through 32. These tables are organized with a summary projection for each reserve category followed by detailed projections for each well. Table 33 is a one-line summary for all of the Contango wells. This table is arranged by reserve category, with the wells listed in order of decreasing value (PV10%).
OTHER
Our definition of reserves may be found in Appendix A of this report. It is similar to and consistent with reserve definitions used throughout the industry. We have not made any field examination of the Contango properties; therefore, operating ability and condition of the production equipment have not been considered. No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
In evaluating the information at our disposal concerning this appraisal, we have excluded from our consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.
The reserves included in this report are estimates only and should not be construed as being exact quantities. The revenues from such reserves and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves evaluated in this report, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions used in this report. Our

Mr. Steve Mengle January 23, 2014 Page 6

estimates are based upon the assumption that the properties will be operated in a prudent manner and that no government regulations and controls will be instituted that would impact the ability of Contango to recover the reserves. In any case, estimates of reserves may increase or decrease as a result of future operations.
Titles to the appraised properties have not been examined by Cobb & Associates, nor has the actual degree of interest owned been independently confirmed. The data used in our evaluation were obtained from Contango and the nonconfidential files of Cobb & Associates and were considered accurate. Basic field performance data, together with our engineering work sheets, are maintained on file in our office.
Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC. Texas Registered Engineering Firm F-84

/s/ F.J. MAREK
Frank J. Marek, P.E.
President

/s/ BRENDAN POTYONDY
Brendan Potyondy
Reserves Manager

APPENDIX A RESERVE DEFINITIONS

WILLIAM M. COBB & ASSOCIATES, INC.
DEFINITION OF RESERVES AS SUMMARIZED

FROM GUIDELINES SET FORTH BY THE

SEC, SPE, AND SPEE
PROVED RESERVES
Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions and current regulatory practices. Reserves are considered proved when commercial production has been established by actual production or well tests. The portion of the reservoir considered proved is the area delineated by drilling and reasonable interpretation of available data after considering fluid contacts, if any. Proved reserves may be developed or undeveloped.
Proved developed producing reserves are those reserves which are expected to be produced from existing completion intervals now open for production in existing wells.
Proved developed non-producing reserves are (1) those reserves expected to be produced from existing completion intervals in existing wells, but due to pending pipeline connections, regulatory agency considerations, or other mechanical or contractual requirements, hydrocarbon sales have not yet commenced or have been interrupted, and (2) other non-producing reserves which exist behind the casing of existing wells, or at minor depths below the present bottom of such wells, which are expected to be produced through these wells in the predictable future, where the cost of making such oil and gas available for production should be moderate when compared to the cost of a new well.
Proved undeveloped reserves are those reserves which are relatively certain to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required. Undeveloped reserves are considered proved when the interpretation of available geologic information, well test data, and production performance indicate the presence of commercial hydrocarbons that cannot be recovered from presently producing wells. Proved reserves on undrilled acreage are usually limited to proration units that offset wells that have established the existence of commercial quantities of hydrocarbons.
PROBABLE RESERVES
Probable reserves are those reserves which geological and engineering data demonstrate to be potentially recoverable, but where a higher element of risk or insufficient data prevent classification as proved. Probable reserves may include extensions of proved reservoirs or other reservoirs that have not been tested at commercial rate of flow.
POSSIBLE RESERVES
Possible reserves are those less well defined reserves estimated beyond proved and probable reserves where geologic and engineering data suggest the presence of additional reserves, but where risk is relatively high.